PENGROWTH ENERGY CORPORATION

2015 FIRST QUARTER RESULTS

SUMMARY OF FINANCIAL & OPERATING RESULTS
Prior to April 1, 2015, the Lindbergh Phase 1 expenses, net of revenue, were capitalized, in accordance with IFRS. As a result of the declaration of commerciality, commencing April 1, 2015 financial and operating results from the Lindbergh Phase 1 project will be reflected in Pengrowth’s results.

	Three months ended
(monetary amounts in millions except per boe and per share amounts)	Mar 31, 2015	Dec 31, 2014	% Change	Mar 31, 2014	% Change (3)
PRODUCTION
Average daily production (boe/d)	69,334	71,802	(3)	75,102	(8)
FINANCIAL
Funds flow from operations (1) (2)	$113.0	$115.8	(2)	$139.5	(19)
Funds flow from operations per share (1) (2)	$0.21	$0.22	(5)	$0.27	(22)
Oil and gas sales	$199.9	$291.5	(31)	$429.2	(53)
Oil and gas sales per boe	$32.03	$44.13	(27)	$63.50	(50)
Realized commodity risk management gains (losses)	$85.7	$21.7	295	$(42.3)	(303)
Realized commodity risk management gains (losses) per boe	$13.74	$3.29	318	$(6.26)	(319)
Operating expenses	$92.9	$94.5	(2)	$104.0	(11)
Operating expenses per boe	$14.89	$14.31	4	$15.39	(3)
Royalty expenses	$24.8	$51.2	(52)	$73.7	(66)
Royalty expenses per boe	$3.97	$7.75	(49)	$10.90	(64)
Royalty expenses as a percent of sales	12.4%	17.6%		17.2%
Operating netback per boe (1)	$25.37	$24.04	6	$29.71	(15)
Cash G&A expenses (1)	$24.9	$21.2	17	$23.1	8
Cash G&A expenses per boe (1)	$3.99	$3.21	24	$3.42	17
Capital expenditures	$98.4	$258.8	(62)	$233.7	(58)
Capital expenditures per share	$0.18	$0.49	(63)	$0.45	(60)
Net cash acquisitions (dispositions)	$(0.5)	$(19.8)	(97)	$2.6	(119)
Net cash acquisitions (dispositions) per share	$—	$(0.04)	(100)	$—	—
Dividends paid	$53.4	$63.8	(16)	$62.7	(15)
Dividends paid per share	$0.10	$0.12	(17)	$0.12	(17)
Number of shares outstanding at period end (000's)	537,977	533,438	1	526,153	2
Weighted average number of shares outstanding (000's)	535,203	531,654	1	523,400	2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1) (3)	$64.8	$(854.8)	(108)	$(2.8)
Net income (loss)	$(160.5)	$(506.0)	(68)	$(116.2)	38
Net income (loss) per share	$(0.30)	$(0.95)	(68)	$(0.22)	36
CASH AND CASH EQUIVALENTS	$—	$—	—	$314.9	(100)
DEBT (4)
Senior debt	$1,898.6	$1,732.7	10	$1,467.9	29
Convertible debentures	$137.1	$137.2	—	$235.8	(42)
Total debt before working capital	$2,035.7	$1,869.9	9	$1,703.7	19
Total debt including working capital	$1,943.5	$1,836.5	6	$1,757.3	11
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	57%	50%		49%
Heavy oil	14%	17%		15%
Natural gas liquids	3%	11%		11%
Natural gas	26%	22%		25%

(1)	See definition under sections "Additional GAAP Measures", "Non-GAAP Financial Measures" and "Operational Measures".

(2)	Funds flow from operations excludes $84.1 million related to the monetization of a portion of Pengrowth's foreign exchange swap contracts.

(3)	Percentage changes in excess of 500 are excluded.

(4)	Debt includes the current and long term portions.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil.

PENGROWTH First Quarter 2015 Summary of Financial & Operating Results	1

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended March 31, 2015 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to May 7, 2015.
Pengrowth’s first quarter of 2015 results are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, goodwill, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, General and Administrative Expenses ("G&A") and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	2

readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of unaudited Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the unaudited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated.
Pengrowth’s ARO risk free discount rate changed from 2.3 percent at December 31, 2014 to 2.0 percent at March 31, 2015 due to a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the three months ended March 31, 2015. For more information about Pengrowth's critical accounting estimates refer to the December 31, 2014 annual report.
COMPARATIVE FIGURES
Certain comparative figures have been restated to conform to the current period presentation.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations, as reported as a subtotal in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	3

Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking oil and gas sales, royalties, operating and transportation expenses as well as realized commodity risk management balances, as applicable, directly from the Consolidated Statements of Income (Loss) and dividing by production. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are total debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") and total debt to total capitalization. Total debt is the sum of working capital and long term debt including convertible debentures as shown on the Consolidated Balance Sheets, and total capitalization is the sum of total debt and shareholders’ equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity, power and interest mark to market gains and losses, non-cash mark to market gains and losses on investments, unrealized foreign exchange gains and losses and gains on acquisitions, as applicable, that may significantly impact net income (loss) from period to period.
Payout ratio and net payout ratio are terms used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations. Net payout ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment Plan ("DRIP") divided by funds flow from operations.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	4

2015 GUIDANCE
Prior to April 1, 2015, only the Lindbergh pilot project production and related revenue and expenses were included in the reported financial and operating information and all expenses, net of revenue, from the first commercial phase of the Lindbergh thermal project ("Lindbergh Phase 1") were capitalized. After the declaration of commerciality effective April 1, 2015 all of the Lindbergh production and related revenue and expenses will be included in the financial and operating results.
The following table provides a summary of full year 2015 Guidance and actual results for the three months ended March 31, 2015:

	Q1 2015 Actual	Original full year 2015 Guidance (1)	Revised full year 2015 Guidance (1)
Production (boe/d)	69,334	73,000 - 75,000	70,000 - 72,000
Capital expenditures ($ millions)	98.4	190 - 210	220 - 240
Royalty expenses (% of sales)	12.4	12 - 15	11 - 14
Operating expenses ($/boe)	14.89	15.50 - 16.50	no change
Cash G&A expenses ($/boe)	3.99	3.20 - 3.30	3.50 - 3.60

(1)	Per boe estimates based on high and low ends of production Guidance.
The original full year Guidance reflected Lindbergh Phase 1 commerciality as of January 1, 2015. With commercial declaration being made on April 1, 2015, certain Guidance items are being revised.
First quarter of 2015 production of 69,334 boe/d was negatively impacted by both the shut-in of uneconomic gas production and by the capitalization of the Lindbergh Phase 1 production of 1,635 boe/d.
Pengrowth is revising its full year 2015 production Guidance down by 3,000 boe/d to 70,000 - 72,000 boe/d. The 3,000 boe/d reduction is composed of approximately 1,000 boe/d from non-core property dispositions expected to be completed in the second quarter of 2015; 950 boe/d from the shut-in of uneconomic gas production; and approximately 800 boe/d related to the extension of the Lindbergh phase 1 circulation phase and commerciality being declared on April 1, 2015.
As a result of the Corporation's robust commodity risk management program, Pengrowth still expects to fully fund its 2015 capital program and dividends through internally generated funds flow from operations.
Capital expenditures amounted to $98.4 million for the first quarter of 2015, representing approximately 49 percent of Pengrowth's original full year Guidance. Quarterly capital expenditures over the remainder of the year will be significantly lower as the first quarter included continued work at Lindbergh on construction of the sales pipeline connection to Husky Energy Inc. (”Husky”) and Phase 1 construction completion, and the completion of non-thermal drilling in early 2015 that commenced in late 2014.
Pengrowth is revising its full year 2015 capital expenditures Guidance to $220 - $240 million to reflect the impact of the Lindbergh Phase 1 expenses, net of revenue, being capitalized during the first three months of 2015, as well as anticipated further investment in the Husky sales pipeline and further investment in Phase 2 engineering.
First quarter of 2015 royalty expenses as a percentage of sales were within original 2015 Guidance, however Pengrowth is revising royalty rate Guidance down slightly as the favourable impact of lower pricing on royalties is expected to continue.
First quarter of 2015 operating expenses per boe were below original 2015 Guidance due to lower utility prices and reduced activity during the first quarter of 2015 combined with the Lindbergh Phase 1 operating costs being capitalized throughout the first quarter. Full year operating costs per boe are expected to be within original full year Guidance.
First quarter of 2015 cash G&A expenses per boe were above original 2015 Guidance due to higher professional and personnel costs in the first quarter combined with lower production than anticipated. Pengrowth is revising cash G&A Guidance to $3.50 - $3.60/boe to reflect revised production Guidance.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

	Three months ended
($ millions except per boe amounts)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Production (boe/d)	69,334	71,802	75,102
Capital expenditures	98.4	258.8	233.7
Funds flow from operations (1)	113.0	115.8	139.5
Operating netback ($/boe) (2)	25.37	24.04	29.71
Adjusted net income (loss)	64.8	(854.8)	(2.8)
Net loss	(160.5)	(506.0)	(116.2)

(1)	Funds flow from operations excludes $84.1 million related to the monetization of a portion of Pengrowth's foreign exchange swap contracts.

(2)	Including realized commodity risk management.

Funds Flow from Operations

($ millions)	Q4/14 vs. Q1/15		% Change	Q1/14 vs. Q1/15		% Change
Funds flow from operations for comparative period	Q4/14	115.8		Q1/14	139.5
Increase (decrease) due to:
Volumes		(15.4)	(13)		(43.1)	(31)
Prices including differentials		(76.8)	(66)		(186.8)	(134)
Realized commodity risk management		64.0	55		128.0	92
Other income including sulphur		0.6	1		0.6	—
Royalties		26.4	23		48.9	35
Expenses:
Operating		1.6	1		11.1	8
Cash G&A		(3.7)	(3)		(1.8)	(1)
Interest & financing		(2.0)	(2)		0.9	1
Other expenses including transportation		2.5	2		15.7	11
Net change		(2.8)	(2)		(26.5)	(19)
Funds flow from operations (1)	Q1/15	113.0		Q1/15	113.0

(1)	Funds flow from operations excludes $84.1 million related to the monetization of a portion of Pengrowth's foreign exchange swap contracts.
In spite of continued commodity price declines during the first quarter of 2015, Pengrowth's funds flow from operations decreased only 2 percent compared to the fourth quarter of 2014 as the impact of lower commodity prices and volumes was mostly offset by realized commodity risk management gains and lower royalties.
First quarter of 2015 funds flow from operations decreased 19 percent compared to the same period in 2014 due to lower volumes and commodity prices which were partially mitigated by realized commodity risk management gains, along with lower royalties and operating expenses.
Net Loss
Pengrowth recorded a net loss of $160.5 million in the first quarter of 2015 primarily due to unrealized foreign exchange losses on the translation of the foreign denominated long term debt, driven by the weakening of the Canadian dollar.
The first quarter of 2015 net loss of $160.5 million was significantly lower compared to a net loss of $506.0 million in the fourth quarter of 2014 due to the absence of non-cash impairment charges of approximately $858 million after-tax, recorded in the fourth quarter of 2014. In addition, Pengrowth monetized several U.S./Canadian dollar swap contracts in the first quarter of 2015 resulting in an $84.1 million ($73.4 million after-tax) realized foreign exchange gain reflected as a financing activity. Partly offsetting the decrease in the net loss was the absence of significant unrealized commodity risk management gains in the fourth quarter of 2014 and increased unrealized foreign exchange losses in the first quarter of 2015.
The first quarter of 2015 net loss of $160.5 million was $44.3 million higher compared to the same period last year mainly due to higher unrealized foreign exchange losses, driven by the weakening of the Canadian dollar, partly offset by the realized foreign exchange gain described above.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	6

Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses. The following table provides a reconciliation of net loss to adjusted net income (loss):

	Three months ended
($ millions)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Net loss	(160.5)	(506.0)	(116.2)
Excluded non-cash items in net loss:
Unrealized gain (loss) on commodity, power and interest risk management	(68.6)	501.3	(110.2)
Unrealized foreign exchange loss (1)	(174.0)	(29.8)	(35.6)
Tax effect on non-cash items above	17.3	(122.7)	32.4
Total excluded	(225.3)	348.8	(113.4)
Adjusted net income (loss)	64.8	(854.8)	(2.8)

(1)	Net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net income (loss):

($ millions)	Q4/14 vs. Q1/15		Q1/14 vs. Q1/15
Adjusted net loss for comparative period	Q4/14	(854.8)	Q1/14	(2.8)
Funds flow from operations decrease		(2.8)		(26.5)
DD&A and accretion expense decrease		14.7		17.7
Impairment charges decrease		994.6		—
Realized foreign exchange gain on monetized U.S. dollar swaps		84.1		84.1
Gain on property dispositions increase (decrease)		(20.9)		7.1
Other		(0.6)		(1.0)
Estimated tax on above		(149.5)		(13.8)
Net change		919.6		67.6
Adjusted net income	Q1/15	64.8	Q1/15	64.8
Pengrowth posted adjusted net income of $64.8 million in the first quarter of 2015 compared to an adjusted net loss of $854.8 million in the fourth quarter of 2014. This was primarily due to the absence of non-cash impairment charges recorded in the fourth quarter of 2014 combined with the realized foreign exchange gain from monetizing a series of U.S. dollar swap contracts in the first quarter of 2015.
First quarter of 2015 adjusted net income of $64.8 million represents a $67.6 million improvement compared to the same period last year when Pengrowth recorded an adjusted net loss of $2.8 million. This was also driven by the realized foreign exchange gain partly offset by a decrease in funds flow from operations.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	7

Price Sensitivity
The following table illustrates the sensitivity of funds flow from operations to changes in commodity prices after taking into account Pengrowth’s risk management contracts and outlook on oil differentials. See Note 11 to the March 31, 2015 unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$59.83	$1.00
Light oil				6.5
Heavy oil				7.9
Oil risk management (4)				(11.6)
NGLs				2.9
Net impact of U.S.$1/bbl increase in WTI				5.7
Oil differentials
Light oil	U.S.$/bbl	$5.33	$1.00	(6.5)
Heavy oil	U.S.$/bbl	$15.62	$1.00	(7.9)
Oil differentials risk management (4)				4.7
Net impact of U.S.$1/bbl increase in differentials				(9.7)
AECO Natural Gas (2) (3)	Cdn$/Mcf	$2.71	$0.10
Natural gas				5.5
Natural gas risk management (4)				(3.1)
Net impact of Cdn$0.10/Mcf increase in AECO				2.4

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. An exchange rate of $1Cdn = $0.82 U.S. was used.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at April 20, 2015 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes risk management contracts as at April 20, 2015.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	8

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated. These amounts exclude production, revenue, costs and royalties associated with Lindbergh Phase 1.
CAPITAL EXPENDITURES

	Three months ended
($ millions)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Drilling, completions and facilities
Lindbergh (1)	49.2	80.4	127.3
Non-thermal	37.8	34.9	86.7
Total drilling, completions and facilities	87.0	115.3	214.0
Land & seismic acquisitions (2)	0.2	123.9	4.5
Maintenance capital	10.3	17.8	14.3
Development capital	97.5	257.0	232.8
Other capital	0.9	1.8	0.9
Capital expenditures	98.4	258.8	233.7

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.

Pengrowth has taken a conservative stance in regards to development plans in 2015. First quarter of 2015 capital expenditures were $98.4 million, nearly 50 percent of the expected full-year capital. The Corporation completed residual drilling from 2014 and curtailed the development program early in January drilling 10 (6.9 net) wells. Pengrowth has elected to defer any significant capital expenditures for development activities until a sustained recovery in commodity prices coupled with reasonable cost structures are evident.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics resulting in an efficient steam oil ratio which translates into a lower operating cost structure and higher netbacks compared to many thermal projects. The first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013, first steam was announced in December 2014, commerciality was declared as of April 1, 2015, and pilot well pairs were redirected to the commercial facility on April 11, 2015. The Environmental Impact Assessment ("EIA") application for the Lindbergh expansion to 30,000 bbl/d was submitted to the regulators in December 2013.
During the first quarter of 2015, $49.2 million of capital expenditures were incurred including $9.2 million of expenses, net of revenue, relating to pre-commercial Lindbergh Phase 1 operations. The remaining $40 million was invested on the sales pipeline connection to Husky, Phase 1 construction completion and central processing facility optimization.
Steaming operations progressed as planned in the quarter, with all three well pads on circulation demonstrating similar production profiles as the two pilot well pairs. On March 9, 2015, work commenced on the installation of downhole pumps converting well pairs from steam circulation to full SAGD production with 14 well pairs having pumps installed by May 6, 2015. The resulting production rates from Lindbergh reached approximately 10,500 bbl/d (for the 5 day period ending May 6, 2015). These volumes include production from the former two well pair pilot project of approximately 1,500 bbl/d. The remaining 6 pumps are expected to be installed by the end of May 2015.
Pengrowth has entered into a transportation agreement with Husky for delivery of production from Lindbergh to Hardisty, Alberta, with options to nominate additional future volumes as Lindbergh expands. Pengrowth retains maximum flexibility in regards to transportation options at Lindbergh and will be able to utilize both rail and pipeline to move production to markets and maximize netbacks. Construction of the pipeline is underway with an expected on stream date in the third quarter of 2015.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	9

Lindbergh provides Pengrowth with the potential to ultimately develop annual bitumen production of 40,000 to 50,000 bbl/d. This is expected to be low cost production with low sustaining capital requirements and long reserve life.
Non-Thermal Oil and Gas
Pengrowth’s significant non-thermal oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area of Southern Alberta encompassing over 500 gross (250 net) sections of land with stacked opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. An extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations in the Swan Hills area of northern Alberta providing low decline production and strong cash flow.
Development was curtailed in the first quarter of 2015 spending $37.8 million on 7 (4.6 net) wells drilled in the greater Olds/Garrington area targeting the Cardium, Elkton and Ellerslie formations, 2 (2.0 net) wells drilled in Jenner targeting the Glauconite formation and 1 (0.25 net) well drilled in Sawn Lake targeting the Slave Point formation. There were also 9 (7.1 net) wells completed and brought on production during the first quarter of 2015. Initial production indicates that all wells are meeting or exceeding expectations.
In late 2014, Pengrowth acquired an additional 32.6 net sections of prospective liquids-rich lands in the heart of the Montney fairway at Bernadet in north eastern British Columbia. This acquisition extends Pengrowth's position to 36.6 net sections in the Bernadet area and is expected to provide significant scalable, low risk development drilling inventory in addition to Pengrowth's existing Montney position at Groundbirch. With the addition of the Bernadet lands, Pengrowth is now well positioned with a focused multi-year conventional drilling inventory of light oil and liquids-rich natural gas prospects that complement Pengrowth's thermal opportunities.
PRODUCTION

	Three months ended
Daily production	Mar 31, 2015	% of total	Dec 31, 2014	% of total	Mar 31, 2014	% of total
Light oil (bbls)	18,776	27	19,361	27	22,444	30
Heavy oil (bbls)	8,116	12	8,299	12	8,255	11
Natural gas liquids (bbls)	8,973	13	9,381	13	10,751	14
Natural gas (Mcf)	200,818	48	208,563	48	201,907	45
Total boe per day	69,334		71,802		75,102

First quarter of 2015 average daily production decreased 3 percent compared to the fourth quarter of 2014 mainly due to reduced capital activity in the first quarter of 2015 and uneconomic shut-in production, partly offset by continued strong performance from the Groundbirch wells completed in the fourth quarter of 2014. First quarter of 2015 average daily production decreased 8 percent compared to the same period last year due to reduced capital activity in 2015 combined with several minor 2014 dispositions, partly offset by higher production from Groundbirch relative to the first quarter of 2014.
Light Oil
First quarter of 2015 light oil production decreased 3 percent compared to the fourth quarter of 2014 mainly resulting from reduced capital activity. First quarter of 2015 light oil production decreased 16 percent compared to the same period last year due to several minor 2014 dispositions combined with reduced capital activity in the first quarter of 2015.
Heavy Oil
First quarter of 2015 heavy oil production decreased 2 percent compared to the fourth quarter of 2014 primarily due to anticipated declines at the Lindbergh pilot project. First quarter of 2015 heavy oil production decreased 2 percent compared to the same period last year also due to anticipated declines at the Lindbergh pilot project partly offset by higher production from a development program in the Bodo area. Lindbergh Phase 1 project volumes were not deemed as production for accounting purposes until the project was declared commercial, which occurred on April 1, 2015. With commercial declaration of Lindbergh Phase 1 on April 1, 2015, heavy oil production is expected to rise significantly through the remainder of the year.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	10

NGLs
First quarter of 2015 NGL production decreased 4 percent compared to the fourth quarter of 2014 resulting from reduced capital activity in the first three months of 2015. First quarter of 2015 NGL production decreased 17 percent compared to the same period last year resulting from reduced capital activity, minor property dispositions and third party outages and restrictions.
Natural Gas
First quarter of 2015 natural gas production decreased 4 percent compared to the fourth quarter of 2014 as a result of production declines due to reduced capital activity combined with uneconomic shut-in production. This was partly offset by positive additions from the 2014 Groundbirch development program. First quarter of 2015 natural gas production decreased 1 percent compared to the same period last year.
COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management

	Three months ended
(Cdn$/bbl)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Average Benchmark Prices
WTI oil	60.27	83.05	108.36
Edmonton par light oil	51.85	75.79	99.30
WCS heavy oil	42.01	66.85	82.89
Average Differentials to WTI
Edmonton par	(8.42)	(7.26)	(9.06)
WCS heavy oil	(18.26)	(16.20)	(25.47)
Average Sales Prices
Light oil	49.24	72.93	97.03
Heavy oil	37.37	61.56	77.12
Natural gas liquids	24.64	39.51	59.12
First quarter of 2015 WTI crude oil price averaged Cdn$60.27/bbl, a decrease of 27 percent and 44 percent compared to the fourth and first quarters of 2014, respectively. Partially mitigating the decrease in crude oil prices was the decline in the value of the Canadian dollar relative to the U.S. dollar. As Pengrowth reports its revenues in Canadian dollars, the weaker Canadian dollar partially offset the declines in the U.S. dollar based WTI price.
Edmonton par light oil prices averaged Cdn$51.85/bbl in the first quarter of 2015, a decrease of 32 percent and 48 percent compared to the fourth and first quarters of 2014, respectively. In addition to the decline in WTI prices, a widening of the light oil differential in the first quarter of 2015 contributed to the lower prices compared to the fourth quarter of 2014. Lower WTI prices were the main driver behind the decrease year over year.
WCS heavy oil prices averaged Cdn$42.01/bbl in the first quarter of 2015, a decrease of 37 percent and 49 percent compared to the fourth and first quarters of 2014, respectively. Lower WTI prices and a widening of the heavy oil differential in the first quarter of 2015 contributed to the lower prices compared to the fourth quarter of 2014. Lower WTI prices were the main driver behind the decrease year over year.
Location and quality differentials, growing U.S. crude oil production as well as transportation bottlenecks influence Canadian crude oil price differentials relative to WTI. When differentials widen significantly, Pengrowth takes proactive steps to improve realizations, including transporting some crude oil by rail.
Pengrowth's first quarter of 2015 average realized oil sales prices moved in conjunction with the above described benchmark prices and differentials.
Pengrowth’s average realized natural gas liquids sales price was Cdn$24.64/bbl during the first quarter of 2015 decreasing 38 percent and 58 percent compared to the fourth and first quarters of 2014, respectively. This was driven by lower benchmark prices for all products, with the greatest impact on propane prices due to a large increase in supply.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	11

Natural Gas Prices Excluding Realized Commodity Risk Management

	Three months ended
(Cdn$)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Average Benchmark Prices
NYMEX gas (per MMBtu)	3.49	4.36	5.19
AECO monthly gas (per MMBtu)	2.96	4.01	4.76
Average Differential to NYMEX
AECO differential (per MMBtu)	(0.53)	(0.35)	(0.43)
Average Sales Prices
Natural gas (per Mcf) (1)	3.62	4.02	6.35

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
Pengrowth sells its natural gas at several different sales points in addition to AECO monthly. During the first quarters of 2014 and 2015, prices at several of the other natural gas sales points exceeded the AECO monthly index gas price, particularly Sable Island.
The NYMEX natural gas benchmark price averaged Cdn$3.49/MMBtu in the first quarter of 2015, resulting in decreases of 20 percent and 33 percent compared to the fourth and first quarters of 2014, respectively. The decreases in prices resulted from weaker demand across North America coupled with continued growth in natural gas supplies.
First quarter of 2015 AECO monthly gas prices averaged Cdn$2.96/MMBtu, representing declines of 26 percent and 38 percent compared to the fourth and first quarters of 2014, respectively. The steep decline in the AECO monthly price resulted from a widening of the differential between NYMEX and AECO.
Pengrowth’s average realized natural gas sales price during the first quarter of 2015 was Cdn$3.62/Mcf decreasing 10 percent and 43 percent compared to the fourth and first quarters of 2014, respectively, resulting from the lower benchmark prices.
Total Average Sales Prices

	Three months ended
($/boe)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Average sales prices	31.39	43.61	63.00
Other production income including sulphur	0.64	0.52	0.50
Total oil and gas sales	32.03	44.13	63.50
Realized commodity risk management gain (loss)	13.74	3.29	(6.26)
Total oil and gas sales including realized commodity risk management	45.77	47.42	57.24
Pengrowth’s first quarter of 2015 average sales price, before the effects of commodity risk management activities, was Cdn$31.39/boe and represented decreases of 28 percent and 50 percent compared to the fourth and first quarters of 2014, respectively. These decreases were mostly due to declines in crude oil and natural gas benchmark prices. After taking into effect the impacts of commodity risk management activities and other income, Pengrowth’s average realized price was Cdn$45.77/boe, representing declines of 3 percent and 20 percent compared to the fourth and first quarters of 2014, respectively.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	12

Commodity Risk Management Gains (Losses)

	Three months ended
($ millions except per unit amounts)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Realized
Oil risk management	79.4	24.3	(29.6)
$/bbl (1)	32.81	9.55	(10.71)
Natural gas risk management	6.3	(2.6)	(12.7)
$/Mcf	0.35	(0.14)	(0.70)
Total realized gain (loss)	85.7	21.7	(42.3)
$/boe	13.74	3.29	(6.26)
Unrealized
Unrealized commodity risk management assets (liabilities) at period end	354.3	421.1	(192.2)
Less: Unrealized commodity risk management assets (liabilities) at beginning of period	421.1	(84.2)	(80.0)
Unrealized gain (loss) on commodity risk management contracts for the period	(66.8)	505.3	(112.2)

(1)	Includes light and heavy oil.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps and puts to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. In addition to forward price swaps and puts, Pengrowth also manages oil price differentials using a combination of financial swaps and physical contracts.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts. Realized losses result when the average fixed risk management contracted price is lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted price is higher than the benchmark prices at settlement. Realized gains and losses are settled monthly and directly impact cash flow for the period.
A realized commodity risk management gain of $85.7 million or $13.74/boe was recorded in the first quarter of 2015 compared to a $21.7 million or $3.29/boe gain in the fourth quarter of 2014, and a $42.3 million or $6.26/boe loss in the first quarter of 2014, resulting mainly from a decline in the oil benchmark prices starting in late 2014.
Unrealized gains and losses also vary period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve while unrealized gains result when the forward price curve moves lower than the fixed price, with the magnitude of the gain being proportional to the movement in the forward price curve. Unrealized commodity risk management gains and losses do not impact cash flow for the period.
Pengrowth recorded an unrealized commodity risk management loss of $66.8 million in the first quarter of 2015 compared to an unrealized gain of $505.3 million in the fourth quarter of 2014 as the March 31, 2015 unrealized commodity risk management assets decreased compared to December 31, 2014 due to settlements of contracts and a slight movement in the forward curve pricing.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	13

Forward Contracts - Commodity and Power Risk Management
The following table provides a summary of the fixed prices of the commodity and power risk management contracts in place at March 31, 2015 (see Note 11 to the unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts):

Crude Oil Swaps and Puts
Reference point	Volume (bbl/d)	Remaining Term	% of total 2015 oil production Guidance (1)	Price/bbl ($Cdn)
WTI	26,000	Apr 1, 2015 - Dec 31, 2015	78%	93.87
WTI	19,858	2016	59%	89.95
Natural Gas Swaps and Puts
Reference point	Volume (MMBtu/d)	Remaining Term	% of 2015 natural gas production Guidance	Price/MMBtu ($Cdn)
AECO & NGI Chicago Index	101,979	Apr 1, 2015 - Dec 31, 2015	57%	3.72
AECO	85,880	2016	48%	3.44
AECO	47,942	2017	27%	3.73
AECO	54,499	2018	30%	3.64
Power
Reference point	Volume (MW)	Remaining Term	% of estimated power purchases	Price/MWh ($Cdn)
AESO	40	Apr 1, 2015 - Dec 31, 2015	79%	49.53
AESO	20	2016	65%	44.13

(1)
Includes light and heavy crude oil. Following the 2013 divestment program, 2015 oil risk management contracts represent over 65 percent of 2015 production Guidance. Pengrowth's Board of Directors has approved the retention of the risk management contracts already in place.

In addition to the above table, Pengrowth has financial and physical contracts to manage oil price differentials. See the Financial Crude Oil Contracts and Physical Delivery Contracts sections in Note 11 to the March 31, 2015 unaudited Consolidated Financial Statements for more information.
Commodity and Power Price Sensitivity on Risk Management Contracts as at March 31, 2015

($ millions)
Oil	Cdn$1/bbl increase in future oil prices (1)	Cdn$1/bbl decrease in future oil prices (1)
Unrealized pre-tax gain (loss) on oil risk management	(17.5)	17.5

Natural gas	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Unrealized pre-tax gain (loss) on natural gas risk management	(23.8)	23.8

Power	Cdn$1/MWh increase in future power prices	Cdn$1/MWh decrease in future power prices
Unrealized pre-tax gain (loss) on power risk management	0.4	(0.4)

(1)	Includes a Cdn$1 change in financial differential risk management contracts.
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at March 31, 2015, revenue and cash flow would have been $354.3 million higher than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $354.3 million is composed of net assets of $264.0 million relating to risk management contracts expiring within one year and assets of $90.3 million relating to risk management contracts expiring beyond one year.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	14

Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value on the Consolidated Statements of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other (income) expense.
In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management contracts by product volume or power purchases as follows:

Forward Period	Percent of Estimated Production	Forward Period	Percent of Estimated Power Purchases
1 - 24 Months	Up to 65%	1 - 24 Months	Up to 80%
25 - 48 Months	Up to 50%	25 - 36 Months	Up to 50%
49 - 60 Months	Up to 25%	37 - 60 Months	Up to 25%
Following the 2013 divestment program, 2015 oil risk management contracts represent over 65 percent of 2015 production Guidance. Pengrowth's Board of Directors approved the retention of the risk management contracts already in place.
OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended
($ millions except percentages)	Mar 31, 2015	% of total	Dec 31, 2014	% of total	Mar 31, 2014	% of total
Light oil	83.2	41	129.9	45	196.0	46
Heavy oil	27.3	14	47.0	16	57.3	13
Natural gas liquids	19.9	10	34.1	12	57.2	13
Natural gas	65.5	33	77.1	26	115.3	27
Other income including sulphur	4.0	2	3.4	1	3.4	1
Total oil and gas sales (1)	199.9		291.5		429.2

(1)	Excluding realized commodity risk management.
Price and Volume Analysis
Quarter ended March 31, 2015 versus Quarter ended December 31, 2014
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended December 31, 2014 (1)	129.9	47.0	34.1	77.1	3.4	291.5
Effect of change in product prices and differentials	(40.0)	(17.7)	(12.0)	(7.1)	—	(76.8)
Effect of change in sales volumes	(6.7)	(2.0)	(2.2)	(4.5)	—	(15.4)
Other	—	—	—	—	0.6	0.6
Quarter ended March 31, 2015 (1)	83.2	27.3	19.9	65.5	4.0	199.9

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 36 percent in the first quarter of 2015 compared to the fourth quarter of 2014 resulting primarily from a 32 percent decrease in the Edmonton par light oil benchmark price. First quarter of 2015 heavy oil and NGL sales both decreased 42 percent compared to the fourth quarter of 2014 in response to a decrease in commodity prices. Natural gas sales decreased 15 percent in response to weaker natural gas prices relative to the fourth quarter of 2014 and lower sales volumes due to decreased capital activity and uneconomic shut-in production.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	15

Quarter ended March 31, 2015 versus Quarter ended March 31, 2014
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended March 31, 2014 (1)	196.0	57.3	57.2	115.3	3.4	429.2
Effect of change in product prices and differentials	(80.8)	(29.0)	(27.8)	(49.2)	—	(186.8)
Effect of change in sales volumes	(32.0)	(1.0)	(9.5)	(0.6)	—	(43.1)
Other	—	—	—	—	0.6	0.6
Quarter ended March 31, 2015 (1)	83.2	27.3	19.9	65.5	4.0	199.9

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 58 percent in the first quarter of 2015 compared to the same period in 2014 due to a 48 percent decrease in the Edmonton par light oil price combined with lower sales volumes due to minor property dispositions and reduced capital activity. First quarter of 2015 heavy oil sales decreased 52 percent compared to the same period last year resulting from a 49 percent decrease in WCS, while NGL sales decreased 65 percent also driven by lower commodity prices. Natural gas sales decreased 43 percent due to significantly lower natural gas benchmark prices relative to the same period last year.
ROYALTY EXPENSES

($ millions except per boe amounts and percentages)	Three months ended
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Royalty expenses	24.8	51.2	73.7
$/boe	3.97	7.75	10.90
Royalties as a percent of oil and gas sales (%) (1)	12.4	17.6	17.2

(1)	Excluding realized commodity risk management.
Royalties include Crown, freehold, overriding royalties and mineral taxes.
First quarter of 2015 royalties as a percentage of sales decreased to 12.4 percent from 17.6 percent in the fourth quarter of 2014 and 17.2 percent in the first quarter of 2014 primarily due to the favourable effect of lower commodity prices on royalties in the first three months of 2015.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Operating expenses	92.9	94.5	104.0
$/boe	14.89	14.31	15.39
First quarter of 2015 operating expenses decreased $1.6 million or 2 percent compared to the fourth quarter of 2014 primarily as a result of decreased activity in the first quarter of 2015 including the impact of uneconomic shut-in production. On a per boe basis, first quarter of 2015 operating expenses increased $0.58/boe as the impact of lower production exceeded the decrease in costs.
First quarter of 2015 operating expenses decreased $11.1 million or 11 percent compared to the first quarter of 2014 primarily due to lower power costs combined with the absence of costs from asset sales during 2014. On a per boe basis, first quarter of 2015 operating expenses decreased $0.50/boe compared to the first quarter of 2014 due to the impact of lower costs partly offset by reduced production.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	16

TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Transportation expenses	9.6	8.7	8.4
$/boe	1.54	1.32	1.24
First quarter of 2015 transportation expenses increased $0.9 million or 10 percent compared to the fourth quarter of 2014 due to higher pipeline tariffs in 2015 and three months of transportation costs relating to Pengrowth's Alliance contract versus two months captured in the fourth quarter of 2014. Pengrowth commenced directly marketing and delivering natural gas to the Chicago sales point in November of 2014 using Pengrowth's existing Alliance pipeline capacity. Previously, Pengrowth's Alliance pipeline capacity was managed by a third party. Although Pengrowth's transportation expense increased, this was more than offset by an increase in the associated realized natural gas price. On a per boe basis, first quarter of 2015 transportation expenses increased $0.22/boe compared to the fourth quarter of 2014 driven by the increased transportation expenses, as described above, combined with lower production volumes.
First quarter of 2015 transportation expenses increased $1.2 million or 14 percent compared to the first quarter of 2014 also resulting from moving natural gas directly into the Chicago market and higher pipeline tariffs partly offset by lower sales product trucking costs due to oil pipeline infrastructure development at Lochend. On a per boe basis, first quarter of 2015 transportation expenses increased $0.30/boe compared to the same period last year due to higher transportation costs and lower production volumes.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 70 percent of its crude oil at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	17

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production. Certain assumptions have been made in allocating operating expenses and royalty injection credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended
Combined Netback Including Realized Commodity Risk Management ($/boe)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Oil & gas sales (includes other income)	32.03	44.13	63.50
Royalties	(3.97)	(7.75)	(10.90)
Operating expenses	(14.89)	(14.31)	(15.39)
Transportation expenses	(1.54)	(1.32)	(1.24)
Operating netback before realized commodity risk management	11.63	20.75	35.97
Realized commodity risk management	13.74	3.29	(6.26)
Operating netback	25.37	24.04	29.71

Light Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	49.24	72.93	97.03
Royalties	(8.18)	(17.71)	(19.79)
Operating expenses	(15.59)	(15.78)	(16.24)
Transportation expenses	(2.13)	(2.18)	(2.56)
Light oil operating netback	23.34	37.26	58.44
Heavy Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	37.37	61.56	77.12
Royalties	(4.31)	(10.58)	(9.78)
Operating expenses	(18.34)	(19.97)	(16.98)
Transportation expenses	(1.54)	(1.64)	(1.85)
Heavy oil operating netback	13.18	29.37	48.51
NGLs Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	24.64	39.51	59.12
Royalties	(8.20)	(9.19)	(17.28)
Operating expenses	(14.39)	(13.40)	(14.09)
Transportation expenses	(0.01)	—	(0.01)
NGLs operating netback	2.04	16.92	27.74
Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	3.62	4.02	6.35
Royalties	(0.07)	(0.19)	(0.54)
Operating expenses	(2.30)	(2.06)	(2.47)
Transportation expenses	(0.27)	(0.20)	(0.10)
Natural gas operating netback ($/Mcf)	0.98	1.57	3.24
Natural gas operating netback ($/boe)	5.88	9.42	19.44
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	57%	50%	49%
Heavy oil	14%	17%	15%
Natural gas liquids	3%	11%	11%
Natural gas	26%	22%	25%

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	18

In spite of steep commodity price declines, Pengrowth realized a weighted average operating netback of $25.37/boe in the first quarter of 2015 representing a 6 percent increase compared to the fourth quarter of 2014 as the impact of lower commodity prices was more than offset by realized commodity risk management gains and lower royalties.
Although largely mitigated by the realized commodity risk management gains and lower royalties, the decline in commodity prices was even more prominent when comparing the first quarter of 2015 to the same period last year resulting in a 15 percent decrease in the operating netback year over year.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
($ millions except per boe amounts)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Cash G&A expenses (1)	24.9	21.2	23.1
$/boe	3.99	3.21	3.42
Non-cash G&A expenses (1)	4.4	2.6	3.5
$/boe	0.71	0.39	0.52
Total G&A (1)	29.3	23.8	26.6
$/boe	4.70	3.60	3.94

(1)	Net of recoveries and capitalization, as applicable.
First quarter of 2015 cash G&A expenses were $3.7 million or $0.78/boe higher compared to the fourth quarter of 2014 due to higher personnel and IT costs in addition to the annual cash-settled Phantom Deferred Share Units ("Phantom DSUs") grant.
First quarter of 2015 cash G&A expenses increased $1.8 million compared to the same period last year driven by higher professional and personnel costs. On a per boe basis, first quarter of 2015 cash G&A expenses increased $0.57/boe compared to the same period last year due to higher costs and lower production volumes in the first quarter of 2015.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s Long Term Incentive Plan ("LTIP"). See Note 8 to the unaudited Consolidated Financial Statements for additional information. The compensation costs associated with this plan are expensed over the applicable vesting periods.
First quarter of 2015 non-cash G&A expenses increased $1.8 million compared to the fourth quarter of 2014 due to the absence of the fourth quarter of 2014 performance multiplier adjustment. First quarter of 2015 non-cash G&A expenses increased $0.9 million compared to the same period last year due to the absence of a favourable forfeiture adjustment recorded in the first quarter of 2014.
During the three months ended March 31, 2015, $3.2 million (March 31, 2014 - $4.0 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended
($ millions except per boe amounts)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Depletion, depreciation and amortization	112.9	127.7	130.1
$/boe	18.09	19.33	19.25
Accretion	4.5	4.4	5.0
$/boe	0.72	0.67	0.74
First quarter of 2015 DD&A expense decreased $14.8 million compared to the fourth quarter of 2014 due to lower net book values resulting from PP&E impairment charges recorded in the fourth quarter of 2014 and lower production in the first quarter of 2015. First quarter of 2015 DD&A expense decreased $17.2 million compared to the first quarter of 2014 also due to lower net book values resulting from PP&E impairment charges combined with the absence of depletion related to several minor 2014 property dispositions.
First quarter of 2015 accretion expense remained relatively unchanged compared to the first and fourth quarters of 2014.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	19

INTEREST AND FINANCING CHARGES

	Three months ended
($ millions)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Interest and financing charges	30.1	27.6	25.9
Capitalized interest	(10.4)	(9.9)	(5.3)
Total interest and financing charges	19.7	17.7	20.6
At March 31, 2015, Pengrowth had approximately $2.0 billion in total long term debt composed of $1.7 billion of fixed rate debt, $0.2 billion of term credit facility borrowings and $0.1 billion in convertible debentures. Total long term debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.7 percent. The term credit facility had an average 3.3 percent interest rate and the convertible debentures have a 6.25 percent coupon.
First quarter of 2015 interest and financing charges, before capitalized interest, increased $2.5 million and $4.2 million compared to the fourth and first quarters of 2014, respectively, mainly due to additional interest incurred from borrowing on the term credit facility in the first quarter of 2015 and higher interest expense on U.S. term debt resulting from the weakening of the Canadian Dollar.
In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2015, $10.4 million (March 31, 2014 - $5.3 million) of interest was capitalized on the Lindbergh project to PP&E using a capitalization rate of 5.4 percent (March 31, 2014 - 5.7 percent). Pengrowth ceased capitalizing interest on the Lindbergh Phase 1 project as of April 1, 2015.
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $4.9 million in the first quarter of 2015 compared to deferred tax recoveries of $14.4 million and $33.8 million in the fourth and first quarters of 2014, respectively.
No current income taxes were paid by Pengrowth in 2015 or 2014. See Note 6 to the unaudited Consolidated Financial Statements for additional information.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	20

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended
($ millions)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Currency exchange rate ($1Cdn = $U.S.) at period end	0.79	0.86	0.90
Unrealized foreign exchange loss on U.S. dollar denominated debt	(126.4)	(47.9)	(49.6)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	(4.7)	0.5	(5.3)
Total unrealized foreign exchange loss from translation of foreign denominated debt	(131.1)	(47.4)	(54.9)
Unrealized gain (loss) on U.S. foreign exchange risk management contracts	(46.9)	17.3	13.7
Unrealized gain on U.K. foreign exchange risk management contracts	4.0	0.3	5.6
Total unrealized gain (loss) on foreign exchange risk management contracts	(42.9)	17.6	19.3
Total unrealized foreign exchange loss	(174.0)	(29.8)	(35.6)
Total realized foreign exchange gain (loss)	82.6	(0.3)	(0.1)
Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign currency denominated long term debt and the related foreign exchange risk management contracts. The gains or losses on principal restatement are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
During the first quarter of 2015, Pengrowth monetized all of its U.S. swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt, except for contracts related to the May 2015 term debt settlement. This resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015. The cash proceeds were used to pay down a portion of the term credit facility.
Subsequent to the monetization, U.S.$400 million of new foreign exchange swap contracts were entered into. At March 31, 2015 the total swapped amount was U.S.$450 million compared to U.S.$460 million at December 31, 2014.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50.0	70%	0.98
Swap	July 2017	400.0	400.0	100%	0.79
No contracts	August 2018	265.0	—	—	—
No contracts	October 2019	35.0	—	—	—
No contracts	May 2020	115.5	—	—	—
No contracts	October 2022	105.0	—	—	—
No contracts	October 2024	195.0	—	—	—
		1,187.0	450.0	38%
At March 31, 2015, the fair value of these foreign exchange derivative contracts was a net asset of Cdn$11.1 million included on the Consolidated Balance Sheets with changes in the fair value between Balance Sheet dates reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	21

To mitigate the fluctuations in the U.K. pound sterling denominated long term debt Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50.0	December 2015	0.50
15.0	October 2019	0.63
At March 31, 2015, the fair value of these foreign exchange derivative contracts was a net liability of $3.2 million included on the Consolidated Balance Sheets with changes in the fair value between Balance Sheet dates reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
At March 31, 2015, each Cdn$0.01 exchange rate change would result in approximately a $4.5 million pre-tax change in the fair value of the U.S. risk management contracts and a $0.7 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE
At March 31, 2015, Pengrowth's ARO liability increased $90.2 million compared to December 31, 2014. This was mainly due to a change in the risk free discount rate from 2.3 percent at December 31, 2014 to 2.0 percent at March 31, 2015 which increased the ARO liability by $88.5 million. The rate decrease reflects a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. Pengrowth has estimated the net present value of its total ARO to be $871.0 million as at March 31, 2015 (December 31, 2014 – $780.8 million), based on a total escalated future liability of $2.0 billion (December 31, 2014 – $2.0 billion). The majority of the costs are expected to be incurred between 2038 and 2079. A risk free discount rate of 2.0 percent per annum and an ARO specific inflation rate of 1.5 percent were used to calculate the net present value of the ARO at March 31, 2015.
ACQUISITIONS AND DISPOSITIONS

	Three months ended
($ millions)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Property acquisitions	—	1.2	2.0
Proceeds on property dispositions	(0.5)	(21.0)	0.6
Net cash acquisitions (dispositions)	(0.5)	(19.8)	2.6
During the first quarter of 2015, Pengrowth had no acquisition activity and had adjustments totaling $0.5 million related to prior year dispositions.
WORKING CAPITAL
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.
At March 31, 2015, Pengrowth had a working capital surplus of $92.2 million compared to a working capital surplus of $33.4 million at December 31, 2014. The increase in the working capital surplus relates to lower current liabilities at March 31, 2015.
The March 31, 2015 working capital surplus of $92.2 million compares to a deficit of $53.6 million at March 31, 2014 driven by an increase in the current asset fair value of risk management contracts at March 31, 2015 partly offset by a decrease in the cash balance relative to March 31, 2014.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	22

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
($ millions)
Term credit facilities	236.2	201.7	—
Senior unsecured notes (1)	1,662.4	1,531.0	1,467.9
Senior debt	1,898.6	1,732.7	1,467.9
Convertible debentures (1)	137.1	137.2	235.8
Total debt before working capital	2,035.7	1,869.9	1,703.7
Working capital (surplus) deficiency (2)	(92.2)	(33.4)	53.6
Total debt	1,943.5	1,836.5	1,757.3
Twelve months trailing:	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
($ millions, except ratios and percentages)
Net loss	(623.1)	(578.8)	(368.0)
Add (deduct):
Interest and financing charges	73.7	74.6	89.3
Deferred income tax (recovery) expense	8.5	(20.4)	(90.1)
Depletion, depreciation, amortization and accretion	518.1	535.8	570.4
EBITDA	(22.8)	11.2	201.6
Add other items:
Impairment	994.6	994.6	—
(Gain) loss on disposition of properties	(30.4)	(23.3)	197.2
Other non-cash items (3)	(304.4)	(402.2)	243.4
Adjusted EBITDA	637.0	580.3	642.2
Senior debt before working capital to Adjusted EBITDA (4)	3.0	3.0	2.3
Total debt before working capital to Adjusted EBITDA (5)	3.2	3.2	2.7
Total debt to Adjusted EBITDA (6)	3.1	3.2	2.7
Total capitalization (7)	4,680.7	4,763.3	5,285.1
Total debt as a percentage of total capitalization	41.5%	38.6%	33.3%

(1)	Includes current and long term portions, as applicable.

(2)
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding the current portions of long term debt and convertible debentures.

(3)	Primarily resulting from the impact of unrealized fair value changes in risk management contracts and unrealized foreign exchange on long term debt.

(4)	Indicative of debt covenant for senior debt before working capital to EBITDA of 3.5 times.

(5)	Indicative of debt covenant for total debt before working capital to EBITDA of 4.0 times.

(6)	Not indicative of the actual debt covenants. See the Financial Covenants section for more information.

(7)	Total capitalization includes total debt plus Shareholders' Equity per the Consolidated Balance Sheets.
During the first quarter of 2015, Pengrowth monetized all of its U.S. swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt, except for contracts related to the May 2015 term debt settlement. This resulted in an $84.1 million realized foreign exchange gain in the first quarter of 2015. The cash proceeds were used to pay down a portion of the term credit facility to enhance the strength of Pengrowth's Balance Sheet.
At March 31, 2015, total debt increased $107.0 million from December 31, 2014 and $186.2 million from March 31, 2014 mainly due to the increase in the accounting value of U.S. dollar senior unsecured notes from the weakening Canadian dollar in addition to increased drawings on the term credit facility partly offset by a larger working capital surplus.
The trailing twelve months total debt to Adjusted EBITDA ratio decreased to 3.1 times at March 31, 2015, compared to 3.2 times at December 31, 2014 due to the $84.1 million realized foreign exchange gain contributing to EBITDA partly offset by the increase in total debt. The trailing twelve months total debt to Adjusted EBITDA ratio increased to 3.1 times at March 31, 2015 from 2.7 times at March 31, 2014 primarily due to the effect of the weakening Canadian dollar on total debt.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	23

Term Credit Facilities
Pengrowth maintains a $1 billion extendible revolving term credit facility which had an outstanding balance of $233.0 million at March 31, 2015 (December 31, 2014 - $191.0 million) and $24.5 million (December 31, 2014 - $25.0 million) in outstanding letters of credit. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks, and can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. The facility was renewed on March 30, 2015 and now has a maturity date of March 30, 2019 (previously July 26, 2017) with previously temporary debt-to-EBITDA covenants now permanent.
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2015, this facility had a balance of $2.0 million (December 31, 2014 - $9.0 million) and $1.0 million (December 31, 2014 - $0.9 million) of outstanding letters of credit. When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
Together, these two facilities provided Pengrowth with approximately $788 million of combined notional credit capacity at March 31, 2015, with the ability to expand the facilities by an additional $250 million. Use of the remaining credit capacity is still subject to compliance with all financial covenants and could require increased cash flow to support any increase in debt.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2015.
As mentioned above, Pengrowth amended its term credit facility on March 30, 2015 to include a maximum permitted senior debt before working capital to EBITDA (as calculated in accordance with the debt agreements) ratio of 3.5 times, now substantially matching that set out in its senior unsecured notes, and the total debt before working capital to EBITDA ratio of 4.0 times. As at March 31, 2015, Pengrowth's actual ratios pursuant to these two covenants were at 3.0 times and 3.3 times, respectively.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
The calculation for each financial covenant is based on specific definitions, is not in accordance with IFRS, is similar to Adjusted EBITDA, and cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.
The key financial covenants as at March 31, 2015 are summarized below:
1.Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters;
2.Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters;
3.Total senior debt before working capital must be less than 50 percent of total book capitalization; and
4.EBITDA must not be less than four times interest expense for the last four fiscal quarters.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, reducing capital expenditures or dividends as well as issuing equity.
Dividend Reinvestment Plan
Pengrowth's DRIP allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.
During the three months ended March 31, 2015, 2.5 million shares were issued under the DRIP program for cash proceeds of $ 9.1 million compared to 1.9 million shares issued for total proceeds of $13.1 million for the same period in 2014.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	24

Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2014 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 11 to the March 31, 2015 unaudited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends, and payout ratio:

	Three months ended
($ millions, except per share amounts)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Funds flow from operations	113.0	115.8	139.5
Dividends declared	42.9	63.9	62.8
Funds flow from operations less dividends declared	70.1	51.9	76.7
Per share	0.13	0.10	0.15
Payout ratio (1)	38%	55%	45%

(1)	Payout ratio is calculated as dividends declared divided by funds flow from operations.
As a result of the depleting nature of Pengrowth's oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, through the sale of existing properties, additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 11 to the March 31, 2015 unaudited Consolidated Financial Statements.
The following table provides the net payout ratio when the proceeds of the DRIP are netted against dividends declared to reflect Pengrowth’s net cash outlay:

	Three months ended
($ millions, except per share amounts)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Proceeds from DRIP	9.1	12.3	13.1
Per share	0.02	0.02	0.03
Net payout ratio (%) (1)	30%	45%	36%

(1)	Net payout ratio is calculated as dividends declared net of proceeds from the DRIP divided by funds flow from operations.
DRIP participation was equivalent to approximately 17 percent of the total dividends paid during the first quarter of 2015.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	25

DIVIDENDS
The Board of Directors and management regularly review the level of dividends. The Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Although the Corporation is committed to maintaining the dividend, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta).
In January 2015, Pengrowth's Board approved a monthly dividend of $0.02 per share starting with the dividend payable on March 16, 2015.
Dividends are generally paid to shareholders on the fifteenth day or next business day of the month. Pengrowth paid $0.04 per share in January and February of 2015 and $0.02 per share in March of 2015 for an aggregate cash dividend of $0.10 per share for the quarter. For the same period in 2014, Pengrowth paid $0.04 per share in each of the months January through March for an aggregate cash dividend of $0.12 per share for the quarter.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	26

SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2015, 2014 and 2013:

2015	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	199.9
Net loss ($ millions)	(160.5)
Net loss per share ($)	(0.30)
Net loss per share - diluted ($)	(0.30)
Adjusted net income ($ millions)	64.8
Funds flow from operations ($ millions) (2)	113.0
Dividends declared ($ millions)	42.9
Dividends declared per share ($)	0.08
Daily production (boe/d)	69,334
Total production (Mboe)	6,240
Average sales price ($/boe) (1)	31.39
Operating netback ($/boe) (3)	25.37
2014	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	429.2	407.1	369.1	291.5
Net income (loss) ($ millions)	(116.2)	(8.8)	52.2	(506.0)
Net income (loss) per share ($)	(0.22)	(0.02)	0.10	(0.95)
Net income (loss) per share - diluted ($)	(0.22)	(0.02)	0.10	(0.95)
Adjusted net income (loss) ($ millions)	(2.8)	(24.8)	3.4	(854.8)
Funds flow from operations ($ millions)	139.5	121.4	129.0	115.8
Dividends declared ($ millions)	62.8	63.3	63.6	63.9
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	75,102	73,823	72,472	71,802
Total production (Mboe)	6,759	6,718	6,667	6,606
Average sales price ($/boe) (1)	63.00	60.08	54.73	43.61
Operating netback ($/boe) (3)	29.71	23.86	24.91	24.04
2013	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	393.5	416.6	439.6	343.7
Net loss ($ millions)	(65.1)	(53.4)	(107.3)	(91.1)
Net loss per share ($)	(0.13)	(0.10)	(0.21)	(0.17)
Net loss per share - diluted ($)	(0.13)	(0.10)	(0.21)	(0.17)
Adjusted net loss ($ millions)	(1.1)	(37.2)	(108.2)	(37.3)
Funds flow from operations ($ millions)	147.5	146.0	161.5	105.9
Dividends declared ($ millions)	61.6	62.1	62.3	62.5
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	89,702	87,909	83,275	77,371
Total production (Mboe)	8,073	8,000	7,661	7,118
Average sales price ($/boe) (1)	48.18	51.55	56.64	47.92
Operating netback ($/boe) (3)	24.79	24.44	27.10	20.82

(1)	Excluding realized commodity risk management.

(2)	Funds flow from operations excludes $84.1 million related to the monetization of a portion of Pengrowth's foreign exchange swap contracts.

(3)	Including realized commodity risk management.
First quarter of 2015 average sales price decreased compared to all of the preceding quarters of 2014 and 2013, as per the table above, mostly driven by a continued decline in the oil benchmark prices. In contrast, the first and second quarters of 2014 average sales prices were the highest posted average prices since the fourth quarter of 2008 driven by an increase in the benchmark prices at that time.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	27

First quarter of 2015 production was lower compared to the preceding quarters of 2014 and 2013 primarily due to property dispositions, lower natural gas production resulting from natural declines and capital spending curtailments in the current low commodity price environment.
First quarter of 2015 operating netback was lower compared to the first quarter of 2014 and the third quarter of 2013 mainly due to lower commodity prices, but remained stronger compared to the other quarters in 2014 and 2013 primarily due to commodity risk management gains realized in the first three months of 2015.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred taxes. Funds flow from operations was also impacted by changes in royalty expense, operating and G&A costs.
As a result of the $84.1 million realized foreign exchange gain from monetizing several U.S./Canadian dollar swap contracts in the first quarter of 2015, Pengrowth posted its highest adjusted net income since the first quarter of 2011.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 26, 2015 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended March 31, 2015, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2015 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Consolidated Financial Statements. During the interim period ended March 31, 2015, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH First Quarter 2015 Management's Discussion and Analysis	28

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	March 31, 2015	December 31, 2014
ASSETS
Current Assets
Accounts receivable		$153.2	$148.1
Fair value of risk management contracts	11	278.6	299.6
		431.8	447.7
Fair value of risk management contracts	11	95.1	182.6
Other assets		67.2	60.4
Property, plant and equipment	2	4,869.2	4,786.8
Exploration and evaluation assets	3	494.6	490.1
Goodwill		202.2	202.2
TOTAL ASSETS		$6,160.1	$6,169.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	4	$3.2	$10.7
Accounts payable		289.0	352.9
Dividends payable		10.8	21.3
Fair value of risk management contracts	11	12.8	12.8
Current portion of long term debt	4	184.5	173.2
Current portion of provisions	5	27.0	27.3
		527.3	598.2
Fair value of risk management contracts	11	3.4	0.4
Convertible debentures		137.1	137.2
Long term debt	4	1,710.9	1,548.8
Provisions	5	851.4	760.7
Deferred income taxes	6	192.8	197.7
		3,422.9	3,243.0
Shareholders' Equity
Shareholders' capital	7	4,780.1	4,759.7
Contributed surplus		25.7	32.3
Deficit		(2,068.6)	(1,865.2)
		2,737.2	2,926.8

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$6,160.1	$6,169.8
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2015 Financial Results	29

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF LOSS
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2015	2014
REVENUES
Oil and gas sales		$199.9	$429.2
Royalties, net of incentives		(24.8)	(73.7)
		175.1	355.5
Realized gain (loss) on commodity risk management	11	85.7	(42.3)
Unrealized loss on commodity risk management	11	(66.8)	(112.2)
		194.0	201.0
EXPENSES
Operating		92.9	104.0
Transportation		9.6	8.4
General and administrative		29.3	26.6
Depletion, depreciation and amortization	2	112.9	130.1
		244.7	269.1
OPERATING LOSS		(50.7)	(68.1)

Other (income) expense items
(Gain) loss on disposition of properties		(0.5)	6.6
Unrealized foreign exchange loss	12	174.0	35.6
Realized foreign exchange (gain) loss	11,12	(82.6)	0.1
Interest and financing charges		19.7	20.6
Accretion	5	4.5	5.0
Other expense		(0.4)	14.0
LOSS BEFORE TAXES		(165.4)	(150.0)
Deferred income tax recovery	6	(4.9)	(33.8)
NET LOSS AND COMPREHENSIVE LOSS		$(160.5)	$(116.2)
NET LOSS PER SHARE	10
Basic		$(0.30)	$(0.22)
Diluted		$(0.30)	$(0.22)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2015 Financial Results	30

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2015	2014
CASH PROVIDED BY (USED FOR):
OPERATING
Net loss and comprehensive loss		$(160.5)	$(116.2)
Non-cash items
Depletion, depreciation, amortization and accretion		117.4	135.1
Deferred income tax recovery	6	(4.9)	(33.8)
Unrealized foreign exchange loss	12	174.0	35.6
Unrealized loss on commodity risk management	11	66.8	112.2
Share based compensation	8	4.4	3.5
(Gain) loss on disposition of properties		(0.5)	6.6
Other items		0.4	(3.5)
Foreign exchange derivative settlement	11	(84.1)	—
Funds flow from operations		113.0	139.5
Interest and financing charges		19.7	20.6
Expenditures on remediation	5	(3.2)	(6.7)
Change in non-cash operating working capital	9	(27.2)	29.7
		102.3	183.1
FINANCING
Dividends paid		(53.4)	(62.7)
Bank indebtedness (repayment)	4	(7.5)	—
Long term debt	4	42.0	—
Foreign exchange derivative settlement	11	84.1	—
Interest and financing charges paid		(35.9)	(29.7)
Proceeds from DRIP and stock option exercises		9.1	14.7
		38.4	(77.7)
INVESTING
Capital expenditures		(98.4)	(233.7)
Property acquisitions		—	(2.0)
Proceeds on property dispositions		0.5	(0.6)
Other items		(6.4)	(2.0)
Change in non-cash investing working capital	9	(36.4)	(0.7)
		(140.7)	(239.0)
CHANGE IN CASH AND CASH EQUIVALENTS		—	(133.6)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		—	448.5
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$—	$314.9
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2015 Financial Results	31

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2015	2014
SHAREHOLDERS' CAPITAL	7
Balance, beginning of period		$4,759.7	$4,693.1
Share based compensation		11.3	14.8
Issued under DRIP		9.1	13.1
Balance, end of period		4,780.1	4,721.0

CONTRIBUTED SURPLUS
Balance, beginning of period		32.3	28.0
Share based compensation	8	4.7	3.8
Exercise of share based compensation awards		(11.3)	(13.2)
Balance, end of period		25.7	18.6

DEFICIT
Balance, beginning of period		(1,865.2)	(1,032.8)
Net loss		(160.5)	(116.2)
Dividends declared		(42.9)	(62.8)
Balance, end of period		(2,068.6)	(1,211.8)

TOTAL SHAREHOLDERS' EQUITY		$2,737.2	$3,527.8
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2015 Financial Results	32

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED MARCH 31, 2015 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three months ended March 31, 2015 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2014 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2014 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2014.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on May 7, 2015.

PENGROWTH First Quarter 2015 Financial Results	33

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	812.7	6.1	818.8
Property acquisitions	17.0	—	17.0
Change in asset retirement obligations	245.2	—	245.2
Divestitures	(164.8)	—	(164.8)
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7
Additions to PP&E	105.6	0.8	106.4
Change in asset retirement obligations	88.9	—	88.9
Balance, March 31, 2015	$7,692.3	$85.7	$7,778.0

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	510.2	6.8	517.0
Impairment	486.3	—	486.3
Divestitures	(56.3)	—	(56.3)
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9
Depletion and amortization for the period	111.4	1.5	112.9
Balance, March 31, 2015	$2,837.0	$71.8	$2,908.8

Net book value	Oil and natural gas assets	Other equipment	Total
As at March 31, 2015	$4,855.3	$13.9	$4,869.2
As at December 31, 2014	$4,772.2	$14.6	$4,786.8
During the three months ended March 31, 2015, $3.2 million (March 31, 2014 – $4.0 million) of directly attributable general and administrative costs were capitalized to PP&E.
The calculation of depletion for the three months ended March 31, 2015 excluded certain capital from the construction phase of the Lindbergh thermal project ("Lindbergh Project") of $937.8 million (March 31, 2014 – $535.2 million).
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2015, $10.4 million (March 31, 2014 – $5.3 million) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.4 percent (March 31, 2014 – 5.7 percent).

3.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2013	$419.3
Additions	127.8
Impairment	(57.0)
Balance, December 31, 2014	$490.1
Additions	4.5
Balance, March 31, 2015	$494.6

PENGROWTH First Quarter 2015 Financial Results	34

4.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	March 31, 2015	December 31, 2014
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$90.6	$82.9
400 million at 6.35 percent due July 2017	506.1	463.4
265 million at 6.98 percent due August 2018	335.1	306.8
35 million at 3.49 percent due October 2019	44.2	40.5
115.5 million at 5.98 percent due May 2020	145.9	133.6
105 million at 4.07 percent due October 2022	132.5	121.3
195 million at 4.17 percent due October 2024	246.1	225.3
	$1,500.5	$1,373.8
U.K. pound sterling denominated unsecured notes:
50 million at 5.46 percent due December 2015	$93.9	$90.3
15 million at 3.45 percent due October 2019	28.1	27.0
	$122.0	$117.3
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$233.0	$191.0
Total long term debt	$1,895.4	$1,722.0

Current portion of long term debt	$184.5	$173.2
Non-current portion of long term debt	1,710.9	1,548.8
	$1,895.4	$1,722.0
Pengrowth’s unsecured covenant based term credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed on March 30, 2015 and now has a maturity date of March 30, 2019. The only other significant change to the agreement was that the temporary debt to earnings before interest, taxes and non-cash items covenants are now permanent and are substantially similar between the credit facilities and the senior unsecured notes.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At March 31, 2015, the available facility was reduced by drawings of $233.0 million (December 31, 2014 – $191.0 million) and letters of credit in the amount of $24.5 million (December 31, 2014 – $25.0 million) were outstanding.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2015, this facility was reduced by drawings of $2.0 million (December 31, 2014 – $9.0 million) and reduced by $1.0 million of outstanding letters of credit (December 31, 2014 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2015. As noted above, with the renewal of the credit facility, the covenants are now substantially similar between the credit facilities and the senior unsecured notes.

PENGROWTH First Quarter 2015 Financial Results	35

5.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	6.8	4.4	11.2
Property acquisitions	3.5	—	3.5
Property dispositions	(66.5)	—	(66.5)
Revisions due to discount rate changes (1)	211.5	—	211.5
Expenditures on remediation/provisions settled	(22.9)	(0.5)	(23.4)
Other revisions	23.4	(0.4)	23.0
Accretion (amortization)	18.8	(1.6)	17.2
Balance, December 31, 2014	$780.8	$7.2	$788.0
Incurred during the period	0.4	0.9	1.3
Revisions due to discount rate changes (2)	88.5	—	88.5
Expenditures on remediation/provisions settled	(3.2)	(0.2)	(3.4)
Accretion (amortization)	4.5	(0.5)	4.0
Balance, March 31, 2015	$871.0	$7.4	$878.4

(1)	Relates to the change in the risk free discount rate from 3.25 percent to 2.3 percent. The offset is recorded in PP&E.

(2)	Relates to the change in the risk free discount rate from 2.3 percent to 2.0 percent. The offset is recorded in PP&E.

As at March 31, 2015
Current	$24.9	$2.1	$27.0
Long term	846.1	5.3	851.4
	$871.0	$7.4	$878.4

As at December 31, 2014
Current	$24.9	$2.4	$27.3
Long term	755.9	4.8	760.7
	$780.8	$7.2	$788.0

The following assumptions were used to estimate the ARO liability:

	As at
	March 31, 2015	December 31, 2014
Total escalated future costs	$2,004.8	$2,007.0
Discount rate, per annum	2.0%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the costs are expected to be incurred between 2038 and 2079.

PENGROWTH First Quarter 2015 Financial Results	36

6.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Three months ended
	March 31, 2015	March 31, 2014
Loss before taxes	$(165.4)	$(150.0)
Combined federal and provincial tax rate	25.22%	25.30%
Expected income tax recovery	$(41.7)	$(38.0)
Foreign exchange loss (1)	11.6	3.0
Effect of change in corporate tax rate	0.3	—
Change in unrecognized deferred tax asset	23.8	—
Other including share based compensation	1.1	1.2
Deferred income tax recovery	$(4.9)	$(33.8)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses and related risk management contracts.

7.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Three months ended		Year ended
	March 31, 2015		December 31, 2014
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	533,438	$4,759.7	522,031	$4,693.1
Share based compensation (cash exercised)	—	—	257	1.6
Share based compensation (non-cash exercised)	2,009	11.3	1,985	13.2
Issued for cash under Dividend Reinvestment Plan ("DRIP")	2,530	9.1	9,165	51.8
Balance, end of period	537,977	$4,780.1	533,438	$4,759.7

8.	SHARE BASED COMPENSATION PLANS
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at March 31, 2015, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.4 percent of the issued and outstanding common shares, which is within the limit.
Share based compensation expense is composed of the following:

	Three months ended
	March 31, 2015	March 31, 2014
Non-cash share based compensation	$4.7	$3.8
Amounts capitalized in the period	(0.3)	(0.3)
Non-cash share based compensation expense	$4.4	$3.5
Cash-settled phantom deferred share unit expense	$0.9	$0.8
Total share based compensation expense	$5.3	$4.3

PENGROWTH First Quarter 2015 Financial Results	37

LONG TERM INCENTIVE PLAN ("LTIP")
The following provides a continuity of the share settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,916	2,361	—
Forfeited	(259)	(285)	—
Exercised	(275)	(1,706)	—
Performance adjustment	108	—	—
Deemed DRIP	421	385	24
Outstanding, December 31, 2014	5,945	5,168	308
Granted	1,513	2,253	—
Forfeited	(7)	(106)	—
Exercised	(531)	(1,478)	—
Performance adjustment	(968)	—	—
Deemed DRIP	161	141	8
Outstanding, March 31, 2015	6,113	5,978	316
For the 2015 grants, Pengrowth may determine, at its sole discretion, that any shares issuable pursuant to the 2015 grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
PREVIOUS LONG TERM INCENTIVE PLAN
As at March 31, 2015, the number of common shares reserved for issuance under the Deferred Entitlement Share Unit Plan was 303,216 common shares (December 31, 2014 - 295,374 common shares).
CASH-SETTLED PHANTOM DEFERRED SHARE UNITS ("PHANTOM DSUs")
As at March 31, 2015, the number of Phantom DSUs outstanding was 353,867 units (December 31, 2014 - 133,621 units) with a corresponding long term liability of $1.3 million (December 31, 2014 - $0.5 million). For the three months ended March 31, 2015, Pengrowth made its annual grant of Phantom DSUs to directors recording a $0.9 million compensation expense (March 31, 2014 - $0.8 million).

9.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended
Cash provided by (used for):	March 31, 2015	March 31, 2014
Accounts receivable	$(5.1)	$(28.2)
Accounts payable	(22.1)	57.9
	$(27.2)	$29.7
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended
Cash used for:	March 31, 2015	March 31, 2014
Accounts payable, including capital accruals	$(36.4)	$(0.7)

PENGROWTH First Quarter 2015 Financial Results	38

10.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net loss per share calculations:

	Three months ended
(000's)	March 31, 2015	March 31, 2014
Weighted average number of shares – basic and diluted	535,203	523,400
For the three months ended March 31, 2015, 5.3 million shares (March 31, 2014 - 5.7 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

Further, for the three months ended March 31, 2015, 16.1 million shares (March 31, 2014 - 23.0 million) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

PENGROWTH First Quarter 2015 Financial Results	39

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at March 31, 2015, Pengrowth had fixed the price applicable to future production as follows:

Financial Crude Oil Contracts:
Swaps
Reference point	Volume (bbl/d)	Remaining term	Price per bbl (Cdn)
Edmonton Light Sweet	3,000	Apr 1, 2015 - Dec 31, 2015	Cdn WTI less $7.80
Edmonton Light Sweet	1,000	Apr 1, 2015 - Jun 30, 2015	Cdn WTI less $7.25
Western Canada Select	7,000	Apr 1, 2015 - Dec 31, 2015	Cdn WTI less $18.86
Western Canada Select	4,000	Oct 1, 2015 - Dec 31, 2015	Cdn WTI less $18.94
WTI	13,000	Apr 1, 2015 - Dec 31, 2015	$92.77
WTI	12,500	Apr 1, 2015 - Jun 30, 2015	$95.76
WTI	13,000	Jul 1, 2015 - Dec 31, 2015	$94.60
WTI	4,500	Jan 1, 2016 - Dec 31, 2016	$75.18
WTI	18,500	Jan 1, 2016 - Mar 31, 2016	$95.56
WTI	500	Apr 1, 2016 - Dec 31, 2016	$75.50
WTI	14,000	Apr 1, 2016 - Jun 30, 2016	$95.04
WTI	12,000	Jul 1, 2016 - Sep 30, 2016	$95.37
WTI	11,500	Oct 1, 2016 - Dec 31, 2016	$95.20
Puts
Reference point	Volume (bbl/d)	Remaining term	Price per bbl (Cdn)	Premium payable per bbl (Cdn)
WTI	500	Apr 1, 2015 - Jun 30, 2015	$97.25	$3.18
WTI	4,000	Jan 1, 2016 - Mar 31, 2016	$90.00	$3.30
Financial Natural Gas Contracts:
Swaps
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu (Cdn)
AECO	90,043	Apr 1, 2015 - Dec 31, 2015	$3.66
NGI Chicago Index	7,500	Apr 1, 2015 - Dec 31, 2015	$4.50
NGI Chicago Index	5,000	Apr 1, 2015 - Nov 30, 2015	$3.51
AECO	63,978	Jan 1, 2016 - Dec 31, 2016	$3.37
AECO	23,695	Jan 1, 2016 - Mar 31, 2016	$4.10
AECO	7,109	Apr 1, 2016 - Sep 30, 2016	$3.08
AECO	4,739	Apr 1, 2016 - Jun 30, 2016	$3.72
AECO	11,848	Jul 1, 2016 - Sep 30, 2016	$3.33
AECO	18,956	Oct 1, 2016 - Dec 31, 2016	$3.88
AECO	45,021	Jan 1, 2017 - Dec 31, 2017	$3.71
AECO	11,848	Jan 1, 2017 - Mar 31, 2017	$4.04
AECO	54,499	Jan 1, 2018 - Dec 31, 2018	$3.64
Puts
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu (Cdn)	Premium payable per MMBtu (Cdn)
AECO	4,739	Jan 1, 2016 - Mar 31, 2016	$3.93	$0.43
AECO	4,739	Jan 1, 2016 - Jun 30, 2016	$3.59	$0.25

PENGROWTH First Quarter 2015 Financial Results	40

Commodity Price Sensitivity on Risk Management Contracts as at March 31, 2015

Oil	Cdn$1/bbl increase in future oil prices (1)	Cdn$1/bbl decrease in future oil prices (1)
Unrealized pre-tax gain (loss) on oil risk management	$(17.5)	$17.5
Natural gas	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Unrealized pre-tax gain (loss) on natural gas risk management	$(23.8)	$23.8
(1) Includes a Cdn$1 change in financial differential risk management contracts.
As at close March 31, 2015, the AECO gas spot price was $2.68/MMBtu (March 31, 2014 – $4.71/MMBtu). The WTI prompt monthly price was Cdn$60.29/bbl (March 31, 2014 – Cdn$112.30/bbl).

Physical Delivery Contracts
As at March 31, 2015, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Physical Crude Oil Contracts:
Reference point	Volume (bbl/d)	Remaining term	Price per bbl (Cdn)
Edmonton Light Sweet	5,119	Apr 1, 2015 - Dec 31, 2015	Cdn WTI less $7.78

POWER PRICE CONTRACTS
As at March 31, 2015, Pengrowth had fixed the price applicable to future power costs as follows:

Financial Power Contracts:
Reference point	Volume (MW)	Remaining term	Price per MWh (Cdn)
AESO	40	Apr 1, 2015 - Dec 31, 2015	$49.53
AESO	20	Jan 1, 2016 - Dec 31, 2016	$44.13
As at close March 31, 2015, the Alberta power pool spot price was $22.91/MWh (March 31, 2014 – $34.79/MWh). The average Alberta power pool price was $29.03/MWh for the three months ended March 31, 2015 (March 31, 2014 – $60.60/MWh).
Power Price Sensitivity on Risk Management Contracts as at March 31, 2015
Each $1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at March 31, 2015 of approximately $0.4 million.
FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50.0	December 2015	0.50
15.0	October 2019	0.63

U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50.0	70%	0.98
Swap	July 2017	400.0	400.0	100%	0.79
No contracts	August 2018	265.0	—	—	—
No contracts	October 2019	35.0	—	—	—
No contracts	May 2020	115.5	—	—	—
No contracts	October 2022	105.0	—	—	—
No contracts	October 2024	195.0	—	—	—
		1,187.0	450.0	38%
During the first quarter of 2015, Pengrowth monetized all of its U.S. swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt, except for contracts related to the May 2015 term debt settlement. This resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015. These cash proceeds were used to pay down a portion of the term credit facility. Subsequent to the monetization, U.S.$400 million of new contracts were entered into. At March 31, 2015, the total swapped amount was U.S.$450 million compared to U.S.$460 million at December 31, 2014.

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2015	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.5	0.7
Net pre-tax impact on Consolidated Statements of Loss	$7.4	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Consolidated Statements of Loss	$7.3	$—
Interest Rate Sensitivity
Bank Interest Cost
As at March 31, 2015, Pengrowth had approximately $1.9 billion of current and non-current long term debt outstanding (December 31, 2014 - $1.7 billion) of which $233.0 million was based on floating interest rates (December 31, 2014 - $191.0 million). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $0.6 million for the three months ended March 31, 2015 (March 31, 2014 - $nil), assuming the amount was outstanding for the entire period.

PENGROWTH First Quarter 2015 Financial Results	41

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the period ended March 31, 2015	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$266.1	$—	$12.5	$278.6
Non-current portion of risk management assets	90.3	—	4.8	95.1
Current portion of risk management liabilities	(2.1)	(3.7)	(7.0)	(12.8)
Non-current portion of risk management liabilities	—	(1.0)	(2.4)	(3.4)
Risk management assets (liabilities), end of period	$354.3	$(4.7)	$7.9	$357.5
Less: Risk management assets (liabilities) at beginning of period	421.1	(2.9)	50.8	469.0
Unrealized loss on risk management contracts for the period	$(66.8)	$(1.8)	$(42.9)	$(111.5)
Realized gain (loss) on risk management contracts for the period	85.7	(1.7)	84.1	168.1
Total unrealized and realized gain (loss) on risk management contracts for the period	$18.9	$(3.5)	$41.2	$56.6

As at and for the period ended March 31, 2014	Commodity contracts (1)	Power and Interest contracts (4)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$0.3	$—	$0.3
Non-current portion of risk management assets	—	0.3	36.8	37.1
Current portion of risk management liabilities	(144.6)	—	(0.6)	(145.2)
Non-current portion of risk management liabilities	(47.6)	—	(4.9)	(52.5)
Risk management assets (liabilities), end of period	$(192.2)	$0.6	$31.3	$(160.3)
Less: Risk management assets (liabilities) at beginning of period	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the period	$(112.2)	$2.0	$19.3	$(90.9)
Realized gain (loss) on risk management contracts for the period	(42.3)	0.6	(0.5)	(42.2)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(154.5)	$2.6	$18.8	$(133.1)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

(4)	Unrealized gains and losses are included in other (income) expense and interest expense, respectively. Realized gains and losses are included in operating expense and interest expense, respectively.

PENGROWTH First Quarter 2015 Financial Results	42

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, bank indebtedness and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities:

			Fair value measurements using:
As at March 31, 2015	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$67.2	$67.2	$67.2	$—	$—
Fair value of risk management contracts	373.7	373.7	—	373.7	—

Financial Liabilities
Convertible debentures	137.1	130.3	130.3	—	—
U.S. dollar denominated senior unsecured notes	1,500.5	1,599.5	—	1,599.5	—
Cdn dollar senior unsecured notes	39.9	42.6	—	42.6	—
U.K. pound sterling denominated unsecured notes	122.0	124.6	—	124.6	—
Fair value of risk management contracts	16.2	16.2	—	16.2	—

			Fair value measurements using:
As at December 31, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$60.4	$60.4	$60.4	$—	$—
Fair value of risk management contracts	482.2	482.2	—	482.2	—

Financial Liabilities
Convertible debentures	137.2	135.3	135.3	—	—
U.S. dollar denominated senior unsecured notes	1,373.8	1,457.7	—	1,457.7	—
Cdn dollar senior unsecured notes	39.9	41.5	—	41.5	—
U.K. pound sterling denominated unsecured notes	117.3	120.6	—	120.6	—
Fair value of risk management contracts	13.2	13.2	—	13.2	—

PENGROWTH First Quarter 2015 Financial Results	43

12.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended
	March 31, 2015	March 31, 2014
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.79	$0.90
Unrealized foreign exchange loss on U.S. dollar denominated debt	$126.4	$49.6
Unrealized foreign exchange loss on U.K. pound sterling denominated debt	4.7	5.3
Total unrealized foreign exchange loss from translation of foreign denominated debt	$131.1	$54.9
Unrealized (gain) loss on U.S. foreign exchange risk management contracts	$46.9	$(13.7)
Unrealized gain on U.K. foreign exchange risk management contracts	(4.0)	(5.6)
Total unrealized (gain) loss on foreign exchange risk management contracts	$42.9	$(19.3)
Total unrealized foreign exchange loss	$174.0	$35.6
Total realized foreign exchange (gain) loss	$(82.6)	$0.1

PENGROWTH First Quarter 2015 Financial Results	44

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny, Chairman
Vice Chairman
Canaccord Capital Corp.

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Margaret L. Byl
Corporate Director

Wayne K. Foo
President & CEO,
Parex Resources Inc.

Kelvin B. Johnston
President
Wylander Crude Corp.

James D. McFarland
President and CEO,
Valeura Energy Inc.

Michael S. Parrett
Corporate Director

A. Terence Poole
Corporate Director

Jamie C. Sokalsky
Corporate Director

Barry D. Stewart
Corporate Director

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

David P. Allen
Vice President, Exploration

Gillian I. Basford
Vice President, Human Resources

Douglas C. Bowles
Vice President and Controller

James E.A. Causgrove
Senior Vice President, Operations & Engineering

Steve J. De Maio
Senior Vice President, Thermal Operations

Dean Evans
Vice President and Treasurer

Andrew D. Grasby
Senior Vice President, General Counsel &
Corporate Secretary

Rebecca D. Greenan
Vice President, Marketing

Deric S. Orton
Vice President, Land

Robert W. Rosine
Executive Vice President, Business Development

Randy Steele
Senior Vice President, Conventional Operations

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Computershare Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
GJ	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
Tcf	trillion cubic feet
MWh	mega watt hour
WTI	West Texas Intermediate
AECO	Alberta natural gas price point
AESO	Alberta power price point
NGI Chicago	Chicago natural gas price point

* 6 mcf of gas = 1 barrel of oil equivalent

PENGROWTH ENERGY CORPORATION

2100, 222 – 3rd Avenue SW
Calgary, AB T2P 0B4
Canada

Tel: 403.233.0224
Toll Free: 1.800.223.4122
Fax: 403.265.6251
Website: www.pengrowth.com

INVESTOR RELATIONS

Toll Free: 1.855.336.8814
Email: investorrelations@pengrowth.com

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